UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Accuride Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00439T107

(CUSIP Number)

Eric M. Ruttenberg

Terence M. O’Toole

Tinicum Capital Partners II, L.P.

Tinicum Capital Partners II Parallel Fund, L.P.

Tinicum Capital Partners II Executive Fund L.L.C.

Tinicum Lantern II L.L.C.

c/o Tinicum Lantern II L.L.C.

800 Third Avenue

40th Floor

New York, NY 10022

212-446-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0439T107

1	Names of Reporting Persons Tinicum Capital Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,755,832
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,755,832
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,755,832
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.81% (2)
14	Type of Reporting Person (See Instructions) PN

(1)	See item 3, below.
(2)	This value is based on 47,286,769 shares, par value $0.01 (“Shares”), of common stock of Accuride Corporation (the “Issuer”) outstanding as disclosed in the Issuer’s Form 10-Q for the three month period ending June 30, 2011, filed with the Securities Exchange Commission (the “Commission”) on August 5, 2011, plus 172,267 Shares issuable upon the exercise of warrants beneficially owned by Tinicum Capital Partners II, L.P. (“TCP II”).

CUSIP No. 0439T107

1	Names of Reporting Persons Tinicum Capital Partners II Parallel Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO (3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 14,296
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 14,296
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,296
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.03% (4)
14	Type of Reporting Person (See Instructions) PN

(3)	See item 3, below.
(4)	This value is based on 47,286,769 Shares of common stock of the Issuer outstanding as disclosed in the Issuer’s Form 10-Q for the three month period ending June 30, 2011, filed with the Commission on August 5, 2011, plus 896 Shares issuable upon the exercise of warrants beneficially owned by Tinicum Capital Partners II Parallel Fund, L.P. (the “Parallel Fund”).

CUSIP No. 0439T107

1	Names of Reporting Persons Tinicum Capital Partners II Executive Fund L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO (5)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 7,765
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 7,765
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,765
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.02% (6)
14	Type of Reporting Person (See Instructions) OO

(5)	See item 3, below.
(6)	This value is based on 47,286,769 Shares of common stock of the Issuer outstanding as disclosed in the Issuer’s Form 10-Q for the three month period ending June 30, 2011, filed with the Commission on August 5, 2011.

CUSIP No. 00439T107

1	Names of Reporting Persons Tinicum Lantern II L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF (7)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,777,893
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,777,893
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,777,893
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.85% (8)
14	Type of Reporting Person (See Instructions) OO

(7)	See item 3, below.
(8)	This value is based on 47,286,769 Shares of common stock of the Issuer outstanding as disclosed in the Issuer’s Form 10-Q for the three month period ending June 30, 2011, filed with the Commission on August 5, 2011, plus 173,163 Shares issuable upon the exercise of warrants beneficially owned by TCP II, the Parallel Fund and Tinicum Capital Partners II Executive Fund, L.P. (the “Executive Fund” and, together with TCP II and the Parallel Fund, the “Funds”).

CUSIP No. 00439T107

1	Names of Reporting Persons Terence M. O’Toole
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF (9)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,777,893
	9	Sole Dispositive Power -0-
	10	Share Dispositive Power 2,777,893
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,777,893
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.85% (10)
14	Type of Reporting Person (See Instructions) IN

(9)	See item 3, below.
(10)	See footnote 8, above.

CUSIP No. 00439T107

1	Names of Reporting Persons Eric M. Ruttenberg
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF (11)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,777,893
	9	Sole Dispositive Power -0-
	10	Share Dispositive Power 2,777,893
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,777,893
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.85% (12)
14	Type of Reporting Person (See Instructions) IN

(11)	See item 3, below.
(12)	See footnote 8, above.

The Reporting Persons are filing this Amendment No. 2 (this “Amendment”) on Schedule 13D to amend the Schedule 13D filed on March 8, 2010 (as amended by Amendment No. 1, filed on December 3, 2010 (“Amendment No. 1”), and by this Amendment, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by Amendment No. 1 and this Amendment, the 13D Filing remains in full force and effect.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by replacing the second to last paragraph thereof with the following:

On February 26, 2010, Robert J. Kelly, a member of Tinicum Lantern II L.L.C., the general partner of TCP II and Executive Vice President of Tinicum Incorporated (the management company of each of the Funds), was appointed to the board of directors of the Company. On July 20, 2011, Mr. Kelly advised the Company of his decision to resign his position as a director of the Company, effective July 29, 2011.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2011

TINICUM LANTERN II L.L.C.,

On its own behalf and as the General Partner of

TINICUM CAPITAL PARTNERS II, L.P. and

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.

and as the Managing Member of

TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

/s/ Eric M. Ruttenberg
By:	Eric M. Ruttenberg, Managing Member

/s/ Terence M. O’Toole
TERENCE M. O’TOOLE

/s/ Eric M. Ruttenberg
ERIC M. RUTTENBERG